[Hodgson Russ LLP Letterhead]

Omer Ozden

Direct Dial: 416.595.2683

Facsimile: 416.595.5021

oozden@hodgsonruss.com

                                                June 15, 2006

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attn:

Jill S. Davis

Branch Chief

Re:

Puda Coal, Inc.
Item 4.02 Form 8-K
Amendment No. 2
Filed May 31, 2006
Response Letter dated May 25, 2006
File No. 333-85306

Dear Ms. Davis:

By this letter, we are responding to the letter of comment dated June 1, 2006 of the Staff of the Securities and Exchange Commission to Amendment No. 2 of the Report on Form 8-K ("Amendment No. 2") filed May 31, 2006 by Puda Coal, Inc. (the "Registrant") and our response letter dated May 25, 2006 which was filed concurrently with Amendment No. 2 (the "Registrant's Response Letter").  For your convenience, we have repeated each comment immediately prior to our response below.

In connection with the letter of comment, please find enclosed a written statement from the Registrant dated June 12, 2006 making certain acknowledgements to the Commission regarding their filing of the Report on Form 8-K.

Item 4.02 Form 8-K filed May 31, 2006

1.

We have considered the revisions to your amended Form 8-K that you made in response to prior comment number two and note your use of the term "adequate" to describe the performance of your disclosure controls and procedures as of December 31, 2005 and March 31, 2006.  Please note that your certifying officers must definitively conclude that your disclosure controls and procedures are either effective or ineffective.  We further note that your certifying officers determined that there was no change in your disclosure controls and procedures even though "The Company had the correct information regarding the conversion feature, Warrants and debt issuance."  Please support this determination given your statement that management "came to the wrong conclusion regarding applicable accounting treatment thereof."  As such, please reconsider your disclosure and the evaluation made by your principal officers as of the end of the period covered by your Forms 10-KSB and 10-QSB and amend your filing to conclusively state the results of the principal officer's evaluation of the Company's disclosure controls and procedures.

The management of the Registrant, including the principal executive officer, Mr. Zhao Ming, and the principal financial officer, Ms. Jin Xia who certified the Registrant's Form 10-KSB filed March 30, 2006 for the fiscal year ended December 31, 2005 and the amendment thereto filed May 17, 2006 (the "2005 Annual Report"), and the Form 10-QSB filed May 15, 2006 for the interim period ended March 31, 2006 ("Q1 Interim Report") concluded that the disclosure controls and procedures for the period covered by these reports were effective.  Please see Item 8A of the 2005 Annual Report and under Item 3 of the Q1 Interim Report.  The statement as to disclosure controls and procedures in Amendment No. 2 of the Form 8-K noted in the Staff's comment above was superfluous.

The certifying officers re-evaluated the effect on the Registrant's disclosure controls and procedures and determined that they were effective as of the end of the periods covered by the 2005 Annual Report and the Q1 Interim Report because information required to be disclosed by the Registrant under the Securities Exchange Act of 1934 was recorded, processed, summarized and reported within the time periods specified by those reports. The information regarding the conversion feature, Warrants and debt issuance, as discussed in Amendment No. 2 of the Form 8-K and the Registrant's Response Letter was recorded, processed, summarized and reported within the time periods required by Form 10-KSB and Form 10-QSB.  In analyzing the accounting treatment of these instruments, the Registrant initially determined the accounting treatment and the applicable amortization periods to be different from those mentioned in the letter of comment, and the independent auditors concurred with this treatment. Management's treatment of the instruments was a good faith attempt to properly account for them and did not result from an oversight regarding the information, or issues related to the accumulation and communication to management of the information, or the disclosure of such information on a timely basis.  The accounting treatment of the information involved a judgment call regarding applicable amortization periods and the judgment made was conservative. On reconsideration, we needed to look more closely to determine the derivative status. This reconsideration by management only caused one item to be reclassified to liability status. In such complex accounting matters, judgment calls may be required on which reasonable people may disagree, yet the disclosure controls and procedures can be effective.

2.

We note your statement that "The revisions to the financial statements related to complicated accounting matters and are in response to comments by the SEC."  Please ensure in all future filing that you i) make clear to readers that your financial statements are the responsibility of the Company's management and ii) remove any references that might suggest that the Commission provided accounting guidance to management to avoid investor confusion.

We will ensure that in future filings we make clear to the readers that our financial statements are the responsibility of the Company's management and will remove any references that might suggest the Commission provided accounting guidance to management.

Very truly yours,

HODGSON RUSS LLP

By: /s/ Omer Ozden

Omer Ozden

OO/dp
Enclosures
cc:           Carmen Moncada-Terry

Division of Corporate Finance

Janet N. Gabel